Longboard Pharmaceuticals, Inc.
4275 Executive Square, Suite 950
La Jolla, California 92037

December 2, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549

RE:	Longboard Pharmaceuticals, Inc.
Application for Withdrawal of Registration Statement
Form S-3ASR
File No. 333-277858

Ladies and Gentlemen:

Longboard Pharmaceuticals, Inc., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof  or at the earliest practicable date hereafter, of its registration statement on Form S-3ASR, together with all exhibits thereto (File No. 333-277858), filed with the Commission on March 12, 2024 (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended.

On December 2, 2024, pursuant to the Agreement and Plan of Merger, dated as of October 14, 2024 (the “Merger Agreement”), by and among the Company, H. Lundbeck A/S, a Danish aktieselskab (“Parent”), Lundbeck LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Payor”), and Langkawi Corporation, a Delaware corporation and a direct wholly owned subsidiary of Payor (“Purchaser”), Purchaser merged with and into the Company, with the Company surviving the merger as a direct wholly owned subsidiary of Payor. The Company confirms that no securities have been sold pursuant to the Registration Statement.

As a result of the consummation of the transactions contemplated by the Merger Agreement, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to call or email Piotr Korzynski of Baker & McKenzie LLP at (312) 861-3729 or piotr.korzynski@bakermckenzie.com. Please provide a copy of the order granting withdrawal of the Registration Statement to Piotr Korzynski by email at the email address provided above.

Very truly yours,

Longboard Pharmaceuticals, Inc.

By:	/s/ Thomas Gibbs
Thomas Gibbs
President

CC: Piotr Korzynski